                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                          SEC FILE NUMBER: 001-13301

(Check One):

[X]   Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K

[ ]   Form 10-Q and Form 10-QSB  [ ] Form N-SAR

      For Period Ended:  December 31, 1999

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

      For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:            Prime Retail, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive      100 East Pratt Street
Office (Street and Number):         Nineteenth Floor

City, State and Zip Code:           Baltimore, Maryland  21202

                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period.

The Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Form 10-K") cannot be filed within the prescribed time period because the Registrant is experiencing delays in the collection and compilation of certain financial and other information required to be included in the Form 10-K. Such delays could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed as soon as practicable, but in no event later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification is C. Alan Schroeder at (410) 234-0782.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?

         [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit A is an explanation of the anticipated change.

Prime Retail, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2000      By:  /s/ C. Alan Schroeder
                                ------------------------------------------
                                    Name: C. Alan Schroeder
                                    Title:  Executive Vice President,
                                             General Counsel and Secretary

                                    Exhibit A

         Funds from operations ("FFO") for Prime Retail, Inc. (the "Company") was ($12.8) million, or ($0.42) per diluted share, for the three months ended December 31, 1999 compared to $29.2 million, or $0.40 per diluted share, for the three months ended December 31, 1998. FFO was $68.3 million, or $0.79 per diluted share, for the year ended December 31, 1999 compared to $90.0 million, or $1.43 per diluted share, for the year ended December 31, 1998. The 1999 results reflect fourth quarter non-recurring charges and other expenses aggregating $37.9 million, or $0.70 per diluted share, including (i) a provision for asset impairment of $15.8 million, (ii) a provision for abandoned development projects of $16.0 million, and (iii) certain other charges and other expenses of $6.1 million. Excluding the fourth quarter non-recurring charges and other expenses, FFO was $25.2 million, or $0.36 per diluted share, for the three months ended December 31, 1999 and $106.3 million, or $1.51 per diluted share, for the year ended December 31, 1999.

     The provision for asset impairment represents the write-down of two of the Company's factory outlet centers (Prime Outlets at Jeffersonville II and Prime Outlets at Oxnard) to their current estimated fair value in accordance with Statement of Financial Accounting Standards No. 121. The provision for abandoned projects is based on the Company's decision to discontinue its pre-development efforts associated with certain projects and, therefore, to write-off their corresponding capitalized costs. Certain other charges and expenses include
(i) the write-off of $3.1 million of capitalized costs associated with the Company's expired option to purchase its joint venture partner's 50.0% ownership interest in Prime Outlets at New River and (ii) $3.0 million of start-up and organizational expenses associated with the Company's eOutlets.com subsidiary. During the year ended December 31, 1999, the Company had incurred $7.0 million of total costs for eOutlets.com, of which $3.5 million were capitalized and $3.5 million were expensed.

     For the three months ended December 31, 1999 and for the year ended December 31, 1999, same-space sales in outlet centers owned by the Company increased by 0.2% and 0.9%, respectively, compared to the same periods in 1998. "Same-space sales" is defined as the weighted average sales per square foot reported by merchants for space opened and occupied since January 1, 1998. For the three months ended December 31, 1999 and for the year ended December 31, 1999, same-store sales decreased by 2.1% and 0.6%, respectively, compared to the same period in 1998. "Same-store sales" is defined as the weighted average sales per square foot reported by merchants for stores opened and operated by the same tenant since January 1, 1998. The weighted average sales per square foot reported by all tenants was $257 for the year ended December 31, 1999 representing a 1.2% increase from the prior year.

     Income (loss) before loss on sale of real estate and minority interests (GAAP basis) was ($36.4) million and $10.3 million for three months ended December 31, 1999 and 1998, respectively. For the year ended December 31, 1999 and 1998, income (loss) before loss on sale of real estate and minority interests was ($12.9) million and $35.4 million, respectively.

     During the fourth quarter of 1999, the Company incurred a loss on the sale of real estate aggregating $15.2 million in connection with its agreement to sell three factory outlet centers to a joint venture (the "Venture") between an affiliate of Estein & Associates USA, Ltd., a real estate investment company, and the Company. The loss on the sale of real estate reflects (i) a $9.3 million loss resulting from the sale of Prime Outlets at Birch Run to the Venture for aggregate consideration of $117.0 million on November 19, 1999 and (ii) a $5.8 million write-down of the carrying value of Prime Outlets at Williamsburg which was sold to the Venture for aggregate consideration of $59.0 million on February 23, 2000. Additionally, the Company expects to close on the sale of Prime Outlets at Hagerstown to the Venture for aggregate consideration of $80.5 million on or about May 15, 2000. Completion of this transaction, however, remains subject to various conditions and there can be no assurance as to whether or when this transaction will be consummated. Assuming this transaction occurs on the terms presently contemplated, the Company expects to report a gain of $8.4 million upon the sale of Prime Outlets of Hagerstown. Consequently, the Company expects to realize an overall loss on the Estein joint venture sale of $6.8 million on a GAAP basis. As of December 31, 1999, the Company classified the aggregate carrying value of Prime
Outlets at Williamsburg and Prime Outlets at Hagerstown as Assets Held for
Sale in its Consolidated Balance Sheet.

     During the fourth quarter of 1999, the Company established a plan to discontinue the operations of its Designer Connection outlet stores. Accordingly, the Company recorded a non-recurring charge of $3.7 million to cover the expected cash and non-cash costs of the closure. This charge primarily consists of (i) employee termination costs, (ii) lease obligations, and (iii) the write-down of assets to their net realizable value. The Company expects that the operations of Designer Connection will cease by July 31, 2000. FFO and FFO per share exclude losses of $6,561 and $1,067 incurred by Designer Connection in 1999 and 1998, respectively.

PRIME RETAIL, INC.
SELECTED FINANCIAL DATA (UNAUDITED)
AMOUNTS IN THOUSANDS EXCEPT PER SHARE INFORMATION
GAAP BASIS

                                                                  Three Months Ended                    Year Ended
                                                                      December 31                       December 31
                                                               ---------------------------     ---------------------------
STATEMENTS OF OPERATIONS(1)                                        1999            1998            1999            1998
                                                               -----------      ----------     ----------      -----------
REVENUES
Base rents                                                     $  47,143        $  49,730      $ 193,979       $ 148,376
Percentage rents                                                   2,089            2,385          8,085           6,384
Tenant reimbursements                                             21,622           21,837         90,063          67,152
Interest and other                                                 4,283            2,995         13,829           9,897
                                                               ---------        ---------      ---------       ---------

   TOTAL REVENUES                                                 75,137           76,947        305,956         231,809

EXPENSES
Property operating                                                16,944           17,223         70,862          52,684
Real estate taxes                                                  5,359            5,105         22,405          16,705
Depreciation and amortization                                     17,473           18,598         73,640          52,727
Corporate general and administrative                               4,911            2,427         12,687           7,980
Interest                                                          25,920           21,305         93,934          60,704
Provision for abandoned projects                                  16,039               --         16,039              --
Provision for asset impairment                                    15,842               --         15,842              --
Loss on retail outlet stores                                       5,553              163          6,561           1,067
Other charges                                                      3,455            1,861          6,918           4,495
                                                               ---------        ---------      ---------       ---------

   TOTAL EXPENSES                                                111,496           66,682        318,888         196,362
                                                               ---------        ---------      ---------       ---------

INCOME (LOSS) BEFORE LOSS ON SALE OF REAL ESTATE,
  MINORITY INTERESTS AND EXTRAORDINARY LOSS                      (36,359)          10,265        (12,932)         35,447
Loss on sale of real estate                                      (15,153)              --        (15,153)        (15,461)
                                                               ---------        ---------      ---------       ---------

INCOME (LOSS) BEFORE MINORITY INTERESTS
  AND EXTRAORDINARY LOSS                                         (51,512)          10,265        (28,085)         19,986
Income allocated to minority interests                            (2,770)              --         (3,226)         (2,456)
                                                               ---------        ---------      ---------       ---------

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS                          (54,282)          10,265        (31,311)         17,530
Extraordinary loss on early extinguishment of debt,
  net of minority interests of $353 and $887                      (1,412)              --         (3,518)             --
                                                               ---------        ---------      ---------       ---------

NET INCOME (LOSS)                                                (55,694)          10,265        (34,829)         17,530
Income allocated to preferred shareholders                        (5,668)          (6,956)        (9,962)        (24,604)
                                                               ---------        ---------      ---------       ---------

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES                  $ (61,362)       $   3,309      $ (44,791)      $  (7,074)
                                                               =========        =========      =========       =========

EARNINGS PER COMMON SHARE - BASIC(2):
   Income (loss) before extraordinary loss                     $   (1.39)       $    0.08      $   (0.96)      $   (0.20)
   Extraordinary loss                                              (0.03)              --          (0.08)             --
                                                               ---------        ---------      ---------       ---------

   Net income (loss)                                           $   (1.42)       $    0.08      $   (1.04)      $   (0.20)
                                                               =========        =========      =========       =========

EARNINGS PER COMMON SHARE - DILUTED(2):
   Income (loss) before extraordinary loss                     $   (1.39)       $    0.08      $   (1.22)      $   (0.20)
   Extraordinary loss                                              (0.03)              --          (0.08)             --
                                                               ---------        ---------      ---------       ---------

   Net income (loss)                                           $   (1.42)       $    0.08      $   (1.30)      $   (0.20)
                                                               =========        =========      =========       =========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING(2):

   Basic                                                          43,357           42,736         43,196          35,612
                                                               =========        =========      =========       =========

   Diluted                                                        43,357           42,736         44,260          35,612
                                                               =========        =========      =========       =========

PRIME RETAIL, INC.
SELECTED FINANCIAL DATA (UNAUDITED) -- CONTINUED
AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND PER UNIT INFORMATION

FUNDS FROM OPERATIONS (FFO) and DIVIDEND DISTRIBUTION SUMMARY

                                                                           Three Months Ended                  Year Ended
                                                                              December 31                      December 31
                                                                     ---------------------------      -----------------------------
                                                                        1999             1998            1999               1998
                                                                     -----------      ----------      -----------       -----------
RECONCILIATION OF GAAP INCOME TO FFO
Income (loss) before minority interests and
  extraordinary loss (GAAP basis)                                    $(51,512)        $ 10,265         $(28,085)         $ 19,986
Adjustments:
   Loss on sale of real estate                                         15,153             --             15,153            15,461
   Discontinued operations - Designer Connection                        5,553              163            6,561             1,067
   Depreciation and amortization                                       17,473           18,598           73,640            52,727
   Amortization of deferred financing costs and
     interest rate protection contracts                                 1,952              669            4,379             2,868
   Unconsolidated joint venture adjustments                               737              303            1,639             1,211
                                                                     -----------      ----------      -----------       -----------

Distributable net cash flow(3)                                        (10,644)          29,998           73,287            93,320
   Non-real estate depreciation and amortization                       (2,107)            (792)          (4,966)           (3,300)
                                                                     -----------      ----------      -----------       -----------

FUNDS FROM OPERATIONS ("FFO") (4)                                    $(12,751)        $ 29,206         $ 68,321          $ 90,020
                                                                     ===========      ==========      ===========       ===========

DISTRIBUTION SUMMARY

Distributable net cash flow                                          $   --           $ 29,998         $ 73,287          $ 93,320
  Preferred stock distribution - Series A                                --             (1,509)          (4,528)           (6,037)
  Preferred stock distribution - Series B                                --             (4,159)         (12,477)          (14,061)
  Preferred stock distribution - Series C                                --             (1,288)          (1,602)           (5,152)
                                                                     -----------      ----------      -----------       -----------

Net cash flow after preferred distributions                              --             23,042           54,680            68,070
  Common stock and common unit distributions                             --            (15,944)         (47,927)          (58,394)
                                                                     -----------      ----------      -----------       -----------

Retained cash flow                                                   $   --           $  7,098         $  6,753          $  9,676
                                                                     ===========      ==========      ===========       ===========

PER SHARE/UNIT AMOUNTS

Preferred stock:

  Series A                                                           $   --           $  0.656         $  1.969          $  2.625
                                                                     ===========      ==========      ===========       ===========

  Series B                                                           $   --           $  0.531         $  1.594          $  2.125
                                                                     ===========      ==========      ===========       ===========

  Series C                                                           $   --           $  0.295         $  0.590          $  1.180
                                                                     ===========      ==========      ===========       ===========

Common stock                                                         $   --           $  0.295         $  0.885          $  1.180
                                                                     ===========      ==========      ===========       ===========

Limited partner unit                                                 $   --           $  0.295         $  0.885          $  1.180
                                                                     ===========      ==========      ===========       ===========

PRIME RETAIL, INC.
SELECTED FINANCIAL DATA (UNAUDITED) -- CONTINUED AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND PER UNIT INFORMATION

FUNDS FROM OPERATIONS (FFO) and DIVIDEND DISTRIBUTION SUMMARY --

FFO PER SHARE SUMMARY

                                                               Three Months Ended                      Year Ended
                                                                  December 31                          December 31
                                                       ----------------------------------    ----------------------------------
                                                            1999               1998               1999              1998
                                                       ---------------    ---------------    ---------------   ----------------
FFO                                                      $(12,751)          $ 29,206            $ 68,321        $ 90,020
FFO allocations to minority interests
  and preferred shareholders                               (5,663)            (7,014)            (24,379)        (25,460)
                                                       ---------------    ---------------    ---------------   ----------------

FFO after minority interests and preferred
  stock distributions                                     (18,414)            22,192              43,942          64,560
Allocation to limited partners                               --               (3,337)             (9,682)        (12,780)
                                                       ---------------    ---------------    ---------------   ----------------

Allocation to common shares outstanding                  $(18,414)          $ 18,855            $ 34,260        $ 51,780
                                                       ===============    ===============    ===============   ================

PER SHARE INFORMATION:

  FFO per common share outstanding - basic(5)            $  (0.42)          $   0.44            $   0.79        $   1.45
                                                       ===============    ===============    ===============   ================

  FFO per common share equivalent - diluted(6)           $  (0.42)          $   0.40            $   0.79        $   1.43
                                                       ===============    ===============    ===============   ================

WEIGHTED AVERAGE SHARES AND UNITS OUTSTANDING(6):

  Common shares - basic                                    43,357             42,736              43,196          35,612
  Limited partner common units                               --               11,313                --            10,188
  Series C preferred stock                                   --                4,363                --             4,363
  Common stock options                                       --                 --                  --                11
                                                       ---------------    ---------------    ---------------   ----------------

    Total diluted shares                                   43,357             58,412              43,196          50,174
                                                       ===============    ===============    ===============   ================

END OF PERIOD SHARES OUTSTANDING AFTER CONVERSION:

  Common shares                                            43,369             42,737              43,369          42,737
  Limited partner common units                             10,840             11,312              10,840          11,312
  Series B conversion shares                                9,364              9,364               9,364           9,364
  Series C conversion shares                                 --                4,363                --             4,363
                                                       ---------------    ---------------    ---------------   ----------------

    Total shares                                           63,573             67,776              63,573          67,776
                                                       ===============    ===============    ===============   ================

PRIME RETAIL, INC.
SELECTED FINANCIAL DATA (UNAUDITED) -- CONTINUED
AMOUNTS IN THOUSANDS, EXCEPT SHARE INFORMATION

CONSOLIDATED BALANCE SHEET

                                                                                   December 31, 1999    December 31, 1998
                                                                                   -----------------    -----------------
ASSETS
Investment in rental property:
      Land                                                                             $   181,854             $   206,386
      Buildings and improvements                                                         1,560,710               1,753,641
      Property under development                                                            66,581                  45,068
      Furniture and equipment                                                               17,406                  10,627
                                                                                   -----------------     -----------------

                                                                                         1,826,551               2,015,722
      Accumulated depreciation                                                            (183,954)               (127,747)
                                                                                   -----------------     -----------------

                                                                                         1,642,597               1,887,975
Cash and cash equivalents                                                                    7,343                   5,765
Restricted cash                                                                             28,131                  34,969
Accounts receivable, net                                                                    18,926                  21,233
Deferred charges, net                                                                       13,503                  12,518
Investment in partnerships                                                                  18,941                   8,386
Assets held for sale                                                                        97,639                      --
Due from affiliates, net                                                                     4,140                     988
Other assets                                                                                24,838                   4,630
                                                                                   -----------------     -----------------

      Total assets                                                                     $ 1,856,058             $ 1,976,464
                                                                                   =================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Bonds payable                                                                          $    32,900             $    32,900
Notes payable                                                                            1,227,770               1,184,607
Accrued interest                                                                             8,033                   7,878
Real estate taxes payable                                                                   10,700                  11,229
Construction costs payable                                                                   5,123                   3,754
Accounts payable and other liabilities                                                      73,340                  69,879
                                                                                   -----------------     -----------------

      Total liabilities                                                                  1,357,866               1,310,247

Minority interests                                                                           1,505                  22,483
Shareholders' equity:
  Shares of preferred stock, 24,315,000 shares authorized:
      10.5% Series A Senior Cumulative Preferred Stock, $0.01
        par value (liquidation preference of $57,500), 2,300,000
        shares issued and outstanding                                                           23                      23

      8.5% Series B Cumulative Participating Convertible Preferred Stock, $0.01
        par value (liquidation preference of $195,703),
        7,828,125 shares issued and outstanding                                                 78                      78

      Series C Cumulative Participating Convertible Redeemable Preferred Stock,
        $0.01 par value, 4,363,636 shares issued
        and outstanding at December 31, 1998                                                    --                      44

  Shares of common stock, 150,000,000 shares authorized:
      Common stock, $0.01 par value, 43,368,620 and 42,736,742
        shares issued and outstanding, respectively                                            434                     427

  Additional paid-in capital                                                               709,122                 759,105
  Distributions in excess of net income                                                   (212,970)               (115,943)
                                                                                   -----------------     -----------------

      Total shareholders' equity                                                           496,687                 643,734
                                                                                   -----------------     -----------------

        Total liabilities and shareholders' equity                                     $ 1,856,058             $ 1,976,464
                                                                                   =================     =================

AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND PER UNIT INFORMATION

NOTES TO FINANCIAL PRESENTATION

(1) Certain prior period financial information has been reclassified to conform to the current period presentation.

(2) The Company reports earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which specifies the method of computation, presentation, and disclosure. SFAS No. 128 requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS includes the potentially dilutive effect, if any, which would occur if outstanding (i) options to purchase Common Stock were exercised, (ii) Common Units were converted into shares of Common Stock,
     (iii) shares of Series C Preferred Stock and Units were converted into shares of Common Stock, and (iv) shares of Series B Preferred Stock were converted into shares of Common Stock. For the year ended December 31, 1999, a redemption discount and dividends aggregating $12,710 related to the Company's repurchase of its Series C Preferred Stock were excluded from the numerator and incremental shares of 1,064 were included in the denominator of the computation of diluted EPS. For the three months ended December 31, 1999 and 1998 and for the year ended December 31, 1998, diluted EPS is equivalent to basic EPS as the inclusion of the effect of assumed exercises and conversions was anti-dilutive.

(3) In accordance with the Partnership Agreement governing Prime Retail, L.P. (the "Operating Partnership"), non-cash charges, if any, are excluded in the determination of distributable net cash flow.

(4) Management believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, Funds from Operations ("FFO") should be considered in conjunction with net income
     (loss) as presented in the statements of operations included elsewhere herein. Management generally considers FFO to be an appropriate measure of the performance of an equity real estate investment trust ("REIT") because industry analysts have accepted it as a performance measure of equity REITs. FFO represents net income (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated investment partnerships and joint ventures. Prime cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by the Company may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of the Company's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends.

(5) "FFO per common share outstanding - basic" is equal to FFO after minority interests less Series A, Series B, and Series C preferred distributions and distributions to Limited Partners divided by the weighted average number of common shares outstanding.

(6) "FFO per common share equivalent - diluted" is equal to FFO after minority interests less Series A and Series B preferred distributions divided by the total of the potentially dilutive effect, if any, of (i) the weighted average number of common shares, (ii) the weighted average number of common units owned by the Limited Partners, (iii) the weighted average number of common shares issuable upon exercise of stock options, (iv) the weighted average number of common shares issuable upon full conversion of all Series B Convertible Preferred Stock, and (v) the weighted average number of common shares issuable upon full conversion of all shares of Series C Preferred Securities. FFO per common share -diluted for the year ended December 31, 1998 excludes the pro rata cash distribution for the period April 1 through June 15, 1998 made in respect to the Series B Preferred Stock issued to former Horizon Group, Inc. ("Horizon") shareholders in connection with the Company's and Horizon's merger.